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                                                      Filed by Viant Corporation
                                   pursuant to Rule 425 under the Securities Act
                                            of 1933 and deemed filed pursuant to
                           Rule 14a-12 under the Securities Exchange Act of 1934
                                              Subject Company: Viant Corporation
                                                   Commission File No. 333-90800

         On September 13, 2002, the following press release was issued by Viant
Corporation:

Viant Announces Record and Payment Dates for Cash Distribution of At Least $72.5 Million, in Connection with Pending divine, inc. Merger

Friday September 13, 8:29 am ET

BOSTON, Sept. 13 /PRNewswire-FirstCall/ -- Viant Corporation (Nasdaq: VIAN), a provider of digital business solutions, announced today that the record date for stockholders entitled to receive their pro-rata portion of Viant's cash distribution of at least $72.5 million, to be paid in connection with the closing of the Company's pending merger with divine, inc., is September 27, 2002.

Assuming the merger with divine closes on September 27, 2002, the payment date for the cash distribution is expected to be October 3, 2002. If the closing of the merger is delayed, the Company will establish new record and payment dates for the cash distribution. If the merger does not close, the cash distribution will not be paid.

Viant intends to issue a press release announcing the anticipated per share amount of the cash distribution on the third trading day prior to the Viant special meeting. Beginning on Monday, September 16, stockholders may call 877 842-6824 toll-free (outside the U.S.: 617 531-3606) to receive an estimate of the exchange ratio and per share cash distribution based on current share counts, share prices and option proceeds.

About Viant Corporation

Viant, a professional services organization providing digital business solutions, applies industry insight and technology understanding to help clients leverage assets for better business performance. Founded in 1996, Viant employs professionals from the creative, technology and strategy disciplines and maintains offices in Boston, Los Angeles and New York. More information about Viant can be found at www.viant.com.

Viant is a registered trademark of Viant Corporation. divine is a registered trademark of divine, inc. All other trademarks are the property of their respective owners.

ADDITIONAL INFORMATION: DIVINE HAS FILED AN AMENDED REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED TRANSACTION. VIANT HAS MAILED A PROXY STATEMENT/ PROSPECTUS TO VIANT'S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION ON OR ABOUT AUGUST 27, 2002. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE AMENDED REGISTRATION STATEMENT AND THE AMENDED PROXY STATEMENT/PROSPECTUS FOR

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THE MERGER CAREFULLY, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC,
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIVINE, VIANT, THE PROPOSED TRANSACTION AND RELATED MATTERS. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to Dwayne Nesmith at (617) 531-3700 or via e-mail at dnesmith@viant.com.

Viant, and its directors, officers and other regular employees, may be deemed to be participants in the solicitation of proxies from the shareholders of Viant with respect to the transactions contemplated by the merger agreement. Information regarding Viant's directors, officers and other regular employees is included and/or incorporated by reference in the proxy statement/prospectus regarding the proposed transaction that was filed with the SEC on August 27, 2002.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements contained in this document that are forward-looking are based on current expectations about the Viant transaction, including the contributions Viant is expected to make to divine, as well as divine's future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to divine and are subject to a number of uncertainties and risks, and divine's actual results, performance, prospects or opportunities in 2002 and beyond may differ materially from those expressed in, or implied by, these forward-looking statements. The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close; the risk that Viant's business and other acquired businesses will not be integrated successfully or that divine will incur unanticipated costs of integration; divine's ability to execute its integrated Web-based technology, professional services, and managed applications strategy; divine's ability to develop enterprise Web software and services; the uncertainty of customer demand for enterprise Web software and services; divine's ability to expand its customer base and achieve and maintain profitability; the combined companies' ability to develop new products and services and enhance and support existing products and services; the combined companies' ability to maintain Viant's vendor and strategic partner relationships and retain key employees; divine's ability to predict revenues from project-based engagements; divine's ability to keep pace with technological developments and industry requirements; divine's ability to efficiently manage its growing operations; changes in the market for Internet services and the economy in general, including as a result of any additional terrorist attacks or responses to terrorist attacks; increasing competition from other providers of software solutions and professional services; the extent to which customers want to purchase software applications under hosted subscription based models; divine's ability to address the risks associated with international operations; divine's ability to become cash flow positive before it depletes its cash reserves or become insolvent; divine's ability to maintain its Nasdaq listing; and other unanticipated events and conditions. For a detailed


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discussion of these and other cautionary statements, please refer to the registration statement filed by divine with the SEC relating to this transaction. For further information about risks, uncertainties and contingencies relating to divine and Viant and their respective businesses, please review their most recent respective Forms 10-K and 10-Q filed with the SEC. You should not place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief, or expectation only as of the date hereof. Except as required by federal securities laws, divine undertakes no obligation to publicly revise these forward-looking statements or risks, uncertainties, or contingencies to reflect events or circumstances that arise after the date hereof.